UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on receipt of earnout from Sépia and Atapu

—

Rio de Janeiro, January 31, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that it has received, in cash, an amount of R$ 1.819 billion, referring to the complement of the firm compensation (earnout) of the 2023, from the Sépia and Atapu blocks. The amount already includes the gross-up of the taxes levied on the 28%, 21% and 21% stakes held by TotalEnergies EP Brasil Ltda, PETRONAS Petróleo Brasil Ltda and QatarEnergy Brasil Ltda, respectively, in Sepia and 25% and 22.5% of Shell Brasil Petróleo Ltda and TotalEnergies EP Brasil Ltda, in Atapu.

Under the terms of Ministerial Order No. 08 of 19/04/2021 of the Ministry of Mines and Energy (MME) and the public notice for the 2nd round of bids for the Onerous Transfer Surplus under the Production Sharing regime, which took place on 17/12/2021, earnout values were established for the Sépia and Atapu blocks, which will be due between 2022 and 2032, and payable from the last working day of January of the year following that in which the price of Brent-type oil reaches an annual average of more than US$ 40/bbl, limited to US$ 70/bbl.

Facts deemed material will be disclosed to the market in due time.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer